JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)

June 21, 2010
By EDGAR

Joe A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Beverly A. Singleton, Staff Accountant

Re: PlanGraphics, Inc.
Form 10-K for the year ended September 30, 2009
Filed January 13, 2010, as amended on April 30, 2010
File No. 000-14273

Dear Mr. Foti:

This letter is in response to your letter dated June 8, 2010 with regard to the above reference report.

PlanGraphics has filed Amendment No. 2 in response to your letter, with a filing date of today.

Comment 1.  The audit reports for the five month period ended August 31, 2008 for each of Morris Transportation, Inc. and Smith Systems Transportation, Inc. are included in Amendment No. 2.  Because the auditor covered this period in separate audit reports for each of the companies, these separate audit reports were inadvertently omitted from Amendment No. 1.

Comment 2.  The Exhibit 31 and 32 certifications have been re-filed with Amendment No. 2, along with all exhibits to the original report.

At the request of the staff, this is to advise the staff that PlanGraphics acknowledges the following:

•
PlanGraphics is responsible for the adequacy and accuracy of the disclosures in all filings made under the federal securities laws of the United States, including Amendment No. 2 to its annual report on Form 10-K filed as of June 21, 2010;

•
Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 2 to PlanGraphics’ annual report on Form 10-K filed as of June 21, 2010; and

•	PlanGraphics may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Jackson L. Morris

Jackson L. Morris

Cc: Paul A. Henley, Chief Executive Officer
PlanGraphics, Inc.

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